UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               I.C.H. Corporation

                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 29, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons               _______________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     262,300 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          262,300 **

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,300 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 77,500 Shares owned through Fairmont Capital, Inc.

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SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       77,500
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                            77,500

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    77,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.78%

14   TYPE OF REPORTING PERSON

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer

The securities to which this amendment no. 2 (the "Amendment") relates are the shares of Common Stock $0.01 par value ("Shares") of I.C.H. Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9404 Genesee Avenue, La Jolla, California 92037.

Item 2.      Identity and Background

This Amendment is filed by (1) Michael W. Gibbons ("Gibbons"), and (2) Fairmont Capital, Inc. ("Fairmont"). Gibbons and Fairmont are hereinafter referred to as the "Reporting Persons." Reporting Persons refer to and incorporate by reference the information in their Schedule 13D as amended through Amendment No. 1 to such schedule (the "Schedule 13D"). This Amendment reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.


Item 3.      Source and Amount of Funds or Other Considerations.

The Reporting Parties further update and supplement Item 3 of the Schedule 13D as follows:

Gibbons used personal funds to purchase all Shares held by him personally through open market transactions in the amount of $124,713.00. Fairmont used its own working capital to purchase all Shares held by it through open market transactions in the amount of $49,008.00. Gibbons is the majority shareholder and President of Fairmont.

Item 4.      Purpose of the Transaction.

The Reporting Parties further update and supplement Item 4 of the Schedule 13D as follows:

On November 26, 2001, the Reporting Persons made an Acquisition Proposal to acquire all of the outstanding Shares for cash, preferably through a merger, at a proposed price of $0.75 per Share. Among other things, the Acquisition Proposal noted that certain anti-takeover provisions, which were previously implemented to impede the acquisition of control of the Company, may need to be removed in order to proceed with the Acquisition Proposal. The Acquisition Proposal also proposed a meeting with the Board of Directors of the Company and the Reporting Persons.

Subsequently, the Company did contact the Reporting Persons. On November 29, 2001, after the market closed, Fairmont entered into a Confidentiality Agreement with the Company for purposes of commencing due diligence. The Reporting Persons have now commenced due diligence on the Company.

On December 2, 2001, the Reporting Persons requested in a letter (attached hereto as Exhibit 99.3) that the Board of Directors of the Company remove its "poison pill" Preferred Stock Purchase Rights, which in the view of the Reporting Persons, under the current circumstances facing the Company, only benefits and protects the existing management, and all other anti-takeover provisions that could impede the proposed acquisition. The letter stated that "there is no longer any need for these anti-takeover provisions, particularly the Preferred Stock Purchase Rights. The Company has publicly stated that it needs additional funding and has few alternatives. The Board should remove as many anti-takeover provisions as it can in order to encourage and attract additional suitors and bidders to acquire the Company, and to fail to do so would be a gross neglect of the Board members in carrying out their material duties and responsibilities."

The Company has advised the Reporting Persons that this request will be considered at the Board of Directors Meeting on December 6, 2001.

Item 5.      Interest in Securities of the Issuer.

The Reporting Parties further update and supplement Item 5 of the Schedule 13D as follows:

       (a) Gibbons beneficially owns 262,300 Shares (9.41% of the outstanding Shares), including 77,500 Shares (2.78% of the outstanding Shares) beneficially owned by Fairmont.

       (b) Gibbons has sole voting power and sole dispositive power for all such Shares held of record by Fairmont.

       (c) The following table details the purchases and sales by the Reporting Persons effected during the sixty (60) days prior to this filing that have not been previously reported. All of the transactions were open market transactions.


             STOCK TRANSACTIONS DURING PAST 60 DAYS NOT PREVIOUSLY REPORTED

                                         Shares
                                       Purchased    Price per   Transaction
    Identity of Person         Date      (Sold)      Share       Effected
--------------------------------------------------------------------------------
Michael Wayne Gibbons        11/28/01    3,500       0.63       Open Market
Michael Wayne Gibbons        11/28/01      100       0.61       Open Market
Michael Wayne Gibbons        11/29/01    3,000       0.64       Open Market
Fairmont Capital, Inc.       11/28/01   11,300       0.61       Open Market
Fairmont Capital, Inc.       11/28/01    5,500       0.65       Open Market
Fairmont Capital, Inc.       11/29/01    3,400       0.65       Open Market
Fairmont Capital, Inc.       11/29/01    3,300       0.70       Open Market


Item 7.      Materials to be Filed as Exhibits:

          Exhibits   Document
          -------    --------

           99.3. Letter dated December 2, 2001 Re Enhancing Shareholder Value by Removal of Anti-takeover Provisions at I.C.H. from Fairmont Capital, Inc. to the Board of Directors of I.C.H. Corporation.

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:       December 5, 2001

                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons, President

EXHIBIT 99.3


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474



                                December 2, 2001


Via Fax (858) 535-1634, Via Fax (212) 317-0991 and Federal Express


Board of Directors
I.C.H. Corporation
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121

         RE: Enhancing Shareholder Value by Removal of Anti-takeover
             Provisions at I.C.H. Corporation
             -------------------------------------------------------------

Dear Board of Directors:

         First, we would like to thank you for recently commencing discussions with us (in response to our "Offer Letter" dated November 26, 2001). We have now commenced our due diligence review of I.C.H. Corporation ("Company"), and with your full assistance and cooperation, believe this due diligence can be completed on an expedited basis.

         Our Offer Letter stated that our proposed acquisition was expressly conditioned upon "either (a) the removal of all anti-takeover provisions at the Company, which could impede our proposed transaction, including but not limited to the Preferred Stock Purchase Rights, or (b) approval of the transaction by the Board in a manner that would not trigger any of the Company's anti-takeover provisions."

         Upon further reflection, we believe that it is in the best interests of the Company and its shareholders for these anti-takeover provisions, particularly the Preferred Stock Purchase Rights, to be immediately removed by the Board of Directors. Accordingly, as a shareholder, we request that the Board immediately remove these anti-takeover provisions at its next Board Meeting, or call a special Board Meeting to do so.

         Clearly, there is no longer any need for these anti-takeover provisions, particularly the Preferred Stock Purchase Rights. The Company has publicly stated that it needs additional funding and has few alternatives. The Board should remove as many anti-takeover provisions as it can in order to encourage and attract additional suitors and bidders to acquire the Company, and to fail to do so would be a gross neglect of the Board members in carrying out their material duties and responsibilities.

Ltr. to Board of Directors
I.C.H. Corporation
December 2, 2001
Page 2



         Please respond by Wednesday, December 5, 2001 as to when the Board will be considering this action.




                                                     Sincerely,

                                                     /s/  Timothy R. Greenleaf


                                                     Timothy R. Greenleaf
                                                     Managing Director



cc:      Mr. Michael Gibbons
         Mr. Mark J. Gill
         Paul Blencowe, Esq.
         Peter Unger, Esq.

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